EXHIBIT 99.1

News Release
July 3, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE ANNOUNCES MANAGEMENT CHANGES

Carpinteria, CA—July 3, 2000—Effective July 8, 2000, Peter Kitzinski will relinquish his post as General Manager of Turbodyne Europe GmbH and his position as VP Corporate Finance Europe of Turbodyne Technologies Inc. (EASDAQ:TRBD). Mr. Kitzinski has served in these capacities for several years and has assisted the Company to develop strong relationships with European automotive manufacturers and the investment community.

Mr. Kitzinski will continue to serve as a Member of the Board of Directors of Turbodyne Technologies Inc. and as a Member of its Executive Committee where his special focus on financial and investment matters will be of continuing assistance to the Company.

Turbodyne Europe GmbH will continue to have its office located in Frankfurt, Germany, where Markus Kumbrink and Maxime Kremer will continue to provide day to day support for Turbodyne’s business and shareholder interests in Europe.

Professor Dr.-Ing. Peter Hofbauer, Chairman of the Board of Turbodyne Technologies Inc., said, “The Board appreciates the contribution that Peter Kitzinski has made to the Company and respects the personal and private reasons for his decision.” He added, “We are very pleased that he will continue to be an active Member of the Board of Directors.”

Turbodyne Technologies Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines plus the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies Inc.’s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

Contacts:

Kenneth Fitzpatrick, VP Group Finance—Investor Relations at Turbodyne Headquarters: (800) 566-1130
Markus Kumbrink, Turbodyne Frankfurt Investor Relations: +49-69-69-76-73-13
Peter Weichselbraun—Media Contact at Turbodyne Headquarters: (800) 566-1130